# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CYABRA, INC., CIK 0002032341
CUSIP: 23249H105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13 Gershon Shatz Tel, Aviv, Israel (L3), 6997543
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001935252

## Reporting persons
- Trailblazer Sponsor Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,158,949; shared voting power 0; sole dispositive power 2,158,949; shared dispositive power 0; aggregate amount beneficially owned 2,158,949 (15.6% of the class)
  Comment: See Item 4 for additional information.
- Joseph Hammer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,158,949; shared voting power 0; sole dispositive power 2,158,949; shared dispositive power 0; aggregate amount beneficially owned 2,158,949 (15.6% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: CYABRA, INC.
Address of issuer's principal executive offices: 13 Gershon Shatz, Tel Aviv, Israel 6997543

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Trailblazer Sponsor Group, LLC, a Delaware limited liability company (the "Sponsor") and (ii) Joseph Hammer ("Mr. Hammer" and, collectively with the Sponsor, the "Reporting Persons").

The Sponsor and Mr. Hammer have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Mr. Hammer have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Mr. Hammer are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The principal place of business of each of the Reporting Persons is 510 Madison Avenue, Suite 1401, New York, NY 10022.
Citizenship: Trailblazer Sponsor Group, LLC is a Delaware limited liability company. Joseph Hammer is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 27, 2026 (the "Event Date"), the Sponsor is the record holder of 2,158,949 shares of common stock, par value $0.0001 per share (the "Common Stock") of Cyabra, Inc. (the "Issuer"). As a result of the foregoing, the Sponsor beneficially owns approximately 15.6% of the outstanding shares of Common Stock of the Issuer as of the Event Date. Ownership percentages are based on 13,814,167 shares of Common Stock issued and outstanding as of March 27, 2026, as disclosed by the Issuer directly to the Reporting Persons. Mr. Hammer is the manager of the Sponsor and has voting and dispositive power over the securities held of record by the Sponsor. Mr. Hammer disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.
Percent of class: 15.6%
Sole power to vote or to direct the vote:
Trailblazer Sponsor Group, LLC - 2,158,949 shares of Common Stock

Joseph Hammer - 2,158,949 shares of Common Stock
Shared power to vote or to direct the vote:
Trailblazer Sponsor Group, LLC - 0

Joseph Hammer - 0
Sole power to dispose or to direct the disposition:
Trailblazer Sponsor Group, LLC - 2,158,949 shares of Common Stock

Joseph Hammer - 2,158,949 shares of Common Stock
Shared power to dispose or to direct the disposition:
Trailblazer Sponsor Group, LLC - 0

Joseph Hammer - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Trailblazer Sponsor Group, LLC: /s/ Joseph Hammer, Joseph Hammer/Manager (04/23/2026)
- Joseph Hammer: /s/ Joseph Hammer, Joseph Hammer (04/23/2026)